82-4033


SINGAPORE

中遠投資(新加坡)有限公司
COSCO INVESTMENT (SINGAPORE) LIMITED

~~9 TEMASEK BOULEVARD, #07-00 SUNTEC CITY TOWER II, SINGAPORE 038989~~
~~TEL: 6885 0888 FAX: 6336 9006 Website: www.cosco.com.sg~~

From Secretary's Office: 47 Hill Street #06-02
Chinese Chamber of Commerce & Industry Building
Singapore 179365
Tel No.: 6837 2133 Fax No.: 6337 2197

Our Ref: C200/SEC/LK/ac **Exemption No. 33-91910**

9 May 2003

03 MAY 28 AM 7:21

The U.S. Securities and Exchange C
450 Fifth Street, N.W.
Room 3099, Office of International (
Mail Stop 3-7
Washington D.C. 20549



03022156

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

SUPPL

Dear Sirs

COSCO INVESTMENT (SINGAPORE) LIMITED
(EXEMPTION NO. 33-91910)

On behalf of Cosco Investment (Singapore) Limited, a company incorporated in Singapore, I am furnishing herewith the below listed announcements pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):-

Date	Description of Announcement
30 April 2003	Notice of Extraordinary General Meeting
7 May 2003	Placement and subscription of 100,000 new ordinary shares of S$0.20 each in the capital of Cosco Investment (Singapore) Limited
7 May 2003	Notice of substantial shareholder's interests
7 May 2003	Notice of substantial shareholder's interests
7 May 2003	Notice of substantial shareholder's interests

Yours faithfully
COSCO INVESTMENT (SINGAPORE) LIMITED



Lawrence Kwan
Secretary



COSCO INVESTMENT (SINGAPORE) LIMITED

Notice Of Extraordinary General Meeting

NOTICE IS HEREBY GIVEN that an EXTRAORDINARY GENERAL MEETING of the Company will be held at Level 1, Marina Mandarin, 6 Raffles Boulevard, Marina Square, Singapore 039594 on 16 May 2003 at 3.00 p.m. (or soon thereafter following the conclusion or adjournment of the Annual General Meeting of the Company to be held at 2.30 p.m. on the same day and at the same place) and at any adjournment thereof, for the purpose of considering and, if thought fit, passing with or without modifications, the following resolution.

ORDINARY RESOLUTION: PROPOSED NEW SHAREHOLDERS' MANDATE

RESOLUTION 1

That:-

(a)	approval be and is hereby given, for the purposes of Chapter 9 of the New Listing Manual of the Singapore Exchange Securities Trading Limited, for the Company, its subsidiaries and associated companies or any of them to enter into any of the transactions falling within the types of Recurrent IPT, particulars of which are set out in the Circular with any party who is of the class of Interested Persons described in the Circular in accordance with the guidelines of the Company for Recurrent IPTs as set out in the Circular;
(b)	such approval given in paragraph (a) above (**the New Shareholders' Mandate**") shall, unless revoked or varied by the Company in General Meeting, continue in force until the next Annual General Meeting of the Company; and
(c)	the Directors and/or any of them be and are hereby authorised to complete and do all such acts and things (including executing all such documents as may be required) as they and/or he may consider expedient or necessary or in the interests of the Company to give effect to the transactions contemplated and/or authorised by the New Shareholders' Mandate and/or this Resolution.

By Order of the Board
Lawrence Kwan
Company Secretary
Singapore

30 April 2003

Note:-

1.	A Shareholder entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote instead of him. A proxy need not be a Shareholder of the Company.
2.	Where a Shareholder appoints two proxies, the Company may treat the appointments as invalid unless the Shareholder specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.
3.	The instrument appointing a proxy or proxies must be deposited at the registered office of the Company at 9 Temasek Boulevard #07-00 Suntec City Tower II, Singapore 038989 not less than 48 hours before the time appointed for the Extraordinary General Meeting.
4.	The instrument appointing a proxy or proxies must be under the hand of the appointer or his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of an officer or attorney duly authorised.

Submitted by Mr Ji Hai Sheng, President on 30/04/2003 to the SGX



COSCO INVESTMENT (SINGAPORE) LIMITED

PLACEMENT AND SUBSCRIPTION OF 100, 000, 000 NEW ORDINARY SHARES OF S$0.20 EACH IN THE CAPITAL OF COSCO INVESTMENT (SINGAPORE) LIMITED (THE "COMPANY") (THE "PLACEMENT AND SUBSCRIPTION")

Further to the announcements made by the Company on 23 and 29 April 2003 in relation to the Placement and Subscription, the Board of Directors of the Company wishes to announce that the 100,000,000 new ordinary shares of S$0.20 each in the capital of the Company (the**New Shares**"), to be issued pursuant to the Placement and Subscription, have been issued today and they are expected to be listed on 9 May 2003. The New Shares, when allotted and issued, will rank*pari passu* in all respects with the Company's existing issued and paid up ordinary shares of S$0.20 each (the**Shares**"), save that holders of the New Shares shall not be entitled to the first and final gross dividend of 0.7 cents per Share recommended by the Directors in respect of financial year ended 2002. Accordingly, an application has been made for the New Shares to be separately designated until 21 May 2003, being the date that the other Shares (not being New Shares) trade ex-dividend.

Upon completion of the Placement and Subscription, the Company's issued and paid-up share capital will be increased by 16.0% from 624,727,309 Shares to 724,727,309 Shares.

The in-principal approval for the listing and quotation of the New Shares by the Singapore Exchange Securities Trading Limited is not an indication of the merits of the Placement and Subscription.

By Order of the Board
Cosco Investment (Singapore) Limited

Submitted by Mr Ji Hai Sheng, President on 07/05/2003 to the SGX



COSCO INVESTMENT (SINGAPORE) LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Cosco Holdings (Singapore) Pte Ltd
Date of notice to company:	07/05/2003
Date of change of interest:	07/05/2003
Name of registered holder:	Cosco Holdings (Singapore) Pte Ltd
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Issue of 100,000,000 new shares pursuant to placement by Cosco Investment (Singapore) Limited

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	0
% of issued share capital:	0
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	0
No. of shares held before the transaction:	332,495,000
% of issued share capital:	53.22
No. of shares held after the transaction:	332,495,000
% of issued share capital:	45.88

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	0	332,495,000
% of issued share capital:	0	53.22
No. of shares held after the transaction:	0	332,495,000
% of issued share capital:	0	45.88
Total shares:	0	332,495,000

Note:

Percentage shareholdings has been revised and is calculated based on 724,727,309 shares in issue as at 7 May 2003 after issue of 100,000,000 new shares pursuant to placement by Cosco Investment (Singapore) Limited.

Submitted by Mr Ji Hai Sheng, President on 07/05/2003 to the SGX



COSCO INVESTMENT (SINGAPORE) LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	China Ocean Shipping (Group) Company
Date of notice to company:	07/05/2003
Date of change of interest:	07/05/2003
Name of registered holder:	Cosco Holdings (Singapore) Pte Ltd and Cosco Industrial Investments Ltd
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Issue of 100,000,000 new shares pursuant to placement by Cosco Investment (Singapore) Limited

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	0
% of issued share capital:	0
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	0
No. of shares held before the transaction:	398,395,059
% of issued share capital:	63.77
No. of shares held after the transaction:	398,395,059
% of issued share capital:	54.97

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	398,395,059	
% of issued share capital:	63.77	
No. of shares held after the transaction:	398,395,059	
% of issued share capital:	54.97	
Total shares:	398,395,059	

Note:

Percentage shareholdings has been revised and is calculated based on 724,727,309 shares in issue as at 7 May 2003 after issue of 100,000,000 new shares pursuant to placement by Cosco Investment (Singapore) Limited.

Submitted by Mr Ji Hai Sheng, President on 07/05/2003 to the SGX



COSCO INVESTMENT (SINGAPORE) LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Cosco (Hong Kong) Group Limited
Date of notice to company:	07/05/2003
Date of change of interest:	07/05/2003
Name of registered holder:	Cosco Holdings (Singapore) Pte Ltd and Cosco Industrial Investments Ltd
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Issue of 100,000,000 new shares pursuant to placement by Cosco Investment (Singapore) Limited

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	0
% of issued share capital:	0
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	0
No. of shares held before the transaction:	398,395,059
% of issued share capital:	63.77
No. of shares held after the transaction:	398,395,059
% of issued share capital:	54.97

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	398,395,059	
% of issued share capital:	63.77	
No. of shares held after the transaction:	398,395,059	
% of issued share capital:	54.97	
Total shares:	398,395,059	

Note:

Percentage shareholdings has been revised and is calculated based on 724,727,309 shares in issue as at 7 May 2003 after issue of 100,000,000 new shares pursuant to placement by Cosco Investment (Singapore) Limited.

Submitted by Mr Ji Hai Sheng, President on 07/05/2003 to the SGX

